UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 4, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DISH Network Corporation
DISH DBS Corporation

File No. 000-26176
File No. 333-31929
CF#29032

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       DISH Network Corporation and DISH DBS Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Forms 10-Q filed on November 6, 2012 and November 13, 2012, respectively.

       Based on representations by DISH Network Corporation and DISH DBS Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                  Exhibit 10.1   through October 21, 2017

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                             Kathleen Krebs
                             Special Counsel